Exhibit 21.1

List of Subsidiaries

Xian Xilan Natural Gas Co., Ltd., a limited liability company incorporated under the laws of the Peoples' Republic of China ("PRC")

Xilan Liquified Natural Gas Co., Ltd., a limited liability company formed under the laws of the PRC

Xian Xilan Natural Gas Equipment Ltd., a limited liability company formed under the laws of the PRC